Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 10, 2020
Registration No. 333-221705

$75,000,000
5.750% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	ConnectOne Bancorp, Inc. (the “Company” or “Issuer”)
Security:	5.750% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)
Aggregate Principal Amount:	$75,000,000
Expected Ratings:	BBB- by Kroll Bond Rating Agency
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.
Trade Date:	June 10, 2020
Settlement Date:	June 15, 2020 (T + 3)
Maturity Date (if not previously redeemed):	June 15, 2030
Coupon:	From and including the Settlement Date to, but excluding, June 15, 2025 or the date of earlier redemption (the “fixed rate period”), the subordinated notes will bear interest at a fixed rate of 5.750% per annum, payable semi-annually in arrears. From and including June 15, 2025, to, but excluding the maturity date or the date of early redemption, the subordinated notes will bear interest at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined under “Description of the Notes — Interest Rate and Interest Payment Dates” in the prospectus supplement)) plus a spread of 560.5 basis points, payable quarterly in arrears; provided however, if the benchmark rate is less than zero, then the benchmark rate shall be deemed to be zero.
Interest Payment Dates:	Fixed rate period: June 15 and December 15 of each year, commencing on December 15, 2020. The last interest payment date for the fixed rate period will be June 15, 2025.

Floating rate period: March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2025.
Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date
Day Count Convention:	Fixed rate period: 30/360.
Floating rate period: 360-day year and the number of days actually elapsed.
Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.
Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to June 15, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of the Notes — Optional Redemption and Redemption Upon Special Events” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of the Notes — Optional Redemption and Redemption Upon Special Events” in the prospectus supplement), or (iii) a “1940 Act Event” (as defined under “Description of the Notes — Optional Redemption and Redemption Upon Special Events” in the prospectus supplement), in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.
Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof.
Use of Proceeds:	The Company intends to use a portion of the net proceeds from this offering to redeem its outstanding subordinated notes due July 1, 2025 within a year, and the remainder for general corporate purposes.
Price to Public:	100%
Ranking:	The subordinated notes will be our general unsecured subordinated obligations and will be:

●junior in right of payment to any of our existing and future Senior Indebtedness;

●junior in right of payment and upon our liquidation to any of our existing and all of our future general creditors;

●equal in right of payment with any of our existing and future subordinated indebtedness, including our 5.750% fixed-to-floating rate subordinated notes due July 1, 2025 and our 5.20% fixed-to-floating rate subordinated notes due February 1, 2028;

●senior to our obligations relating to any junior subordinated debt securities issued to our capital trust subsidiaries;

●senior to our indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes;

●effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness ; and

●structurally subordinated to any existing and future liabilities and obligations of our subsidiaries.

As of March 31, 2020, there was no senior indebtedness outstanding at the Company level. ConnectOne Bank, as of March 31, 2020, had approximately $5.5 billion of deposit liabilities and $0.8 billion of other borrowings and operating lease liabilities to which the Notes will be structurally subordinated. As of March 31, 2020, the Company had approximately $130 million of outstanding indebtedness, primarily consisting of its subordinated notes due 2025 and its subordinated notes due 2028, ranking equally with the Notes.
CUSIP/ISIN:	20786W AE7 / US20786WAE75
Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Goldman Sachs & Co. LLC
Co-Manager:	Stephens Inc.

*Note: We expect that delivery of the subordinated notes will be made against payment therefor on or about June 15, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the subordinated notes prior to the delivery of the subordinated notes hereunder will be required, by virtue of the fact that the subordinated notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the subordinated notes who wish to trade the subordinated notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559, or by calling Goldman Sachs & Co. LLC at 1-866-471-2526.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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